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                                                                    EXHIBIT 21.1

The following entities are subsidiaries of the Registrant:

Pure Atria Software Ltd. (Canada)
K.K. Pure Atria (Japan)
Pure Atria Software Pty. Ltd. (Australia)
Pure Atria Software GmbH (Germany)
Pure Atria Software Sarl (France)
Pure Atria Software Ltd. (United Kingdom)
Pure Atria Software A.B.  (Sweden)
QualTrak, Inc. (California)
Integrity QA Software, Inc. (Delaware)